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June 14, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Repays Secured Debt to Sprott and Goldcorp

Vancouver, British Columbia - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to announce it has repaid its US$10.22 million credit facility with lenders Sprott Resource Lending Partnership (“Sprott”) and Goldcorp Inc. (“Goldcorp”). A bonus of US$204,450 will be paid to Sprott and a bonus of US$70,416 and 550,000 common shares will be paid to Goldcorp pursuant to the terms of the credit agreement.

“Settlement of this debt is a very significant achievement for Timmins as it has been a top priority to place the Company in a stronger financial position going forward.” stated Mark Backens, Interim CEO. “With the debt paid off we gain flexibility and can renew focus on the advancement of the Ana Paula feasibility study and permitting work. Initial funding for this work will be provided by the cash flow generated from the San Francisco Mine. We would like to extend our appreciation to both Sprott and our largest shareholder Goldcorp for their support.”

On a related note, Timmins has provided Candelaria Mining Inc. (“Candelaria”) an extension to the closing of the Caballo Blanco transaction from June 24, 2016 to July 7, 2016. As a part of this extension agreement, Candelaria has increased its non-refundable deposit by US$3.5 million for a total of US$7.0 million, which has been received as at June 13, 2016, with the next payment of US$3.0 million due on closing. All other terms of the transaction including the final payment of US$2.5 million, due on the earlier of receipt of permits for the project and one year from closing, and the assumption by Candelaria of the US$5.0 million contingent obligation to Goldgroup Mining Inc. remain unchanged.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora. The Company is also focusing on developing the Ana Paula gold project in the Guerrero Gold Belt.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for issuance of bonus shares, closing of the sale of the Caballo Blanco project, business and financial prospects, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.